MANAGEMENT'S DISCUSSION & ANALYSIS

June 30, 2022

August 10, 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited condensed interim consolidated financial statements of Oncolytics Biotech® Inc. as at and for the six months ended June 30, 2022 and 2021, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2021. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Unless otherwise indicated, all references to "$" and "dollars" in this discussion and analysis mean Canadian dollars.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including: our belief as to the potential and mode of action of pelareorep, an intravenously delivered immuno-oncolytic virus, as a cancer therapeutic; our expectation that we will incur substantial losses and will not generate significant revenues until and unless pelareorep becomes commercially viable; our business strategy, goals, focus and objectives for the development of pelareorep, including our immediate primary focus on advancing our program in hormone receptor-positive / human epidermal growth factor 2-negative (HR+/HER2-) metastatic breast cancer (mBC) to a phase 3 licensure-enabling study, and our plans to explore other registration program opportunities; the impact of the coronavirus infectious disease 2019 (COVID-19) pandemic and the global political conflict in Ukraine on our research and development activities, business operations and financial condition and results of operations, including our ongoing and planned clinical studies and manufacturing activities, our liquidity, and longer-term strategic development, and our ability to finance and execute our operations; our ongoing collaboration with our investigators, partners, and vendors to minimize the effect of COVID-19 and the global political conflict in Ukraine and to ensure the safety of patients and employees, minimize the effect of supply chain challenges, and maintain the advancement of our clinical programs; our expectation that the measures we are taking in response to COVID-19 and the global political conflict in Ukraine will allow us to adequately respond to any related challenges that may arise; our belief as to the opportunities for the potential expansion of our clinical program along with business development and partnering to address a broad range of cancers in combination with a variety of partner therapies; our plan to proactively manage all aspects of the development of our clinical trial program, our translational science program, our manufacturing process and pelareorep supply, and our intellectual property; our plans respecting regulatory approval for pelareorep; our planned clinical development program, including the timing thereof; our expectations regarding the anticipated benefits and value to us of additional clinical data; our belief that completion of the Adlai Nortye bridging clinical trial will allow for future clinical development in China; our current clinical development approach and our belief that our approach increases the opportunities for expansion of our clinical program along with business development and partnering to address a broad range of cancers in combination with a variety of partner therapies; our exploration of additional registration program opportunities; our expectations as to the purpose, design, outcomes and benefits of our current or pending clinical trials involving pelareorep; our expectations regarding enrollment under our various clinical trials; our expectations respecting the delivery of additional clinical data and the timing thereof; our anticipated milestones and catalysts; our planned 2022 development activity for pelareorep; our 2022 manufacturing program; our anticipated 2022 cash requirements to fund our operations; our anticipated 2022 expenses relating to clinical trials, manufacturing and related process development, intellectual property, translational science, personnel-related, share-based compensation and other and operating expenses; our plans respecting the maintenance of adequate cash reserves to support our planned activities; our anticipated cash usage in 2022 and the factors that will affect our 2022 cash usage; our plans for funding our capital expenditure requirements; our approach to credit rate, interest rate, foreign exchange and liquidity risk mitigation; the effectiveness of our internal control systems; and other statements that are not historical facts or which are related to anticipated developments in our business and technologies. In any forward-looking statement in which we express an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Forward-looking statements involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. We may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labor shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize pelareorep, uncertainties related to the research, development and manufacturing of pelareorep, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.

With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to recruit and retain talented employees, our continued ability to obtain financing to fund our clinical development plan, our ability to receive regulatory approval to commence enrollment in the clinical studies which are part of our clinical development plan, our ability to maintain our supply of pelareorep and future expense levels being within our current expectations.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates, and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake any obligation to update these forward-looking statements except as required by applicable law.

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development-stage company focusing our research and development efforts on pelareorep, an intravenously delivered immunotherapeutic agent with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, and unless, pelareorep becomes commercially viable.
Our goal each year is to advance pelareorep through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we proactively manage all aspects of the development of our clinical trial program, our translational science program, our manufacturing process and pelareorep supply, and our intellectual property.

The ultimate objective of our clinical development program is to obtain regulatory approval for pelareorep and is based on the compelling efficacy data from previous studies in breast cancer, pancreatic cancer, colorectal cancer, myeloma, and other malignancies. Our primary focus continues to be on advancing our program in hormone receptor-positive / human epidermal growth factor 2-negative (HR+/HER2-) metastatic breast cancer (mBC) to a phase 3 licensure-enabling study. In addition, we are looking to explore other registration program opportunities through the GOBLET platform study.

Our current clinical development approach centers on pelareorep's ability to stimulate immune-mediated tumor killing, particularly in combination with immune checkpoint inhibitors and other immune-based therapies. We believe this approach has the most promise for generating clinically impactful data and offers the most expeditious path to approval. As our clinical development program advances, we anticipate that pelareorep's ability to enhance innate and adaptive immune responses when combined with different classes of immunotherapies will play an increasing role. This greatly increases the opportunities for expansion of our clinical program along with business development and partnering to address a broad range of cancers in combination with a variety of partner therapies.

Second Quarter 2022 Pelareorep Development Update

Global Business Conditions

During the first six months of 2022, a variety of external factors, including the ongoing coronavirus infectious disease 2019 (COVID-19) pandemic and the global political conflict in Ukraine, have touched elements of our business operations. COVID-19, including its variants, has created challenges affecting our clinical trial activities, including delayed patient enrollment related to our BRACELET-1 study and contributed to the disruption of our manufacturing supply chain, while the conflict in Ukraine has increased market volatility and uncertainty. Some challenges included, among other things, patients choosing to delay treatments, clinical sites suspending study activity temporarily, vendor and collaborator staff shortages, and raw material and components delays. While these challenges have largely impacted the timing of certain activities, we believe the impact on our overall business to date has not been significant. As well, we believe our financial condition, liquidity, and longer-term strategic development remain on track. However, these events have caused and may continue to cause significant fluctuations in stock markets, global economic activity, including inflation and rising interest rates, and healthcare systems. The scale and duration of these developments remain uncertain and could affect our ability to finance and execute our operations.

The extent to which these events might prolong and/or cause significant disruptions to our business and materially impact our results of operations, including our ongoing and planned clinical studies and manufacturing activities, will depend on future developments. These future developments are highly uncertain, cannot be predicted, and could negatively impact our business.

We will continue to monitor these events and their impact on our industry and business. We are collaborating with our investigators, partners, and vendors to minimize its effect and ensure the safety of patients and employees, minimize the effect of supply chain challenges, and maintain the advancement of our clinical programs. We expect these measures will allow us to adequately respond to future challenges that may arise. Moving forward, we plan to remain in contact with relevant stakeholders and keep the market apprised of any new information that may materially impact clinical timelines.

Clinical Trial Program

Breast cancer program

Co-development Agreement with Pfizer Inc. and Merck KGaA, Darmstadt, Germany: BRACELET-1 study
In 2019, we entered into a co-development agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc. to co-develop pelareorep in combination with paclitaxel and avelumab (Bavencio®), a human anti-PD-L1 antibody, for the treatment of HR+/HER2- mBC. This phase 2 clinical trial is jointly funded by Oncolytics and Pfizer. The study, known as BRACELET-1, is a randomised open-label study that enrolled 48 patients into three cohorts: paclitaxel alone, paclitaxel in combination with pelareorep, and paclitaxel in combination with both pelareorep and avelumab. PrECOG LLC, a leading cancer research network, is managing the BRACELET-1 study. We dosed the first patient in 2020.

The study is examining the expression of immune-related biomarkers to identify changes in T cell population between pretreatment and on-therapy biopsies and seeks to confirm our previously identified biomarker. It is designed to assess efficacy in terms of overall response rate at week 16 per RECIST 1.1. The safety of the combination is also being evaluated. The results of this study may provide an opportunity to add an arm to our proposed registration study that includes a checkpoint inhibitor in addition to the chemotherapy-pelareorep combination. Furthermore, the results of the BRACELET-1 study may provide important confirmatory data in the same patient population as our IND.213 study, for which we presented a statistically significant near doubling of overall survival with pelareorep treatment in HR+/HER2- breast cancer patients at the 2017 American Association for Cancer Research (AACR) Annual Meeting. These endpoints, including the biomarker data, are expected to further de-risk our contemplated registration study, permitting for a smaller study with a higher likelihood of clinical success.

In the second quarter of 2022, we completed patient enrollment and continued with patient treatment and follow-up activities as well as patient sample analysis.

Collaboration with SOLTI: AWARE-1 study
In February 2019, we received approval for our AWARE-1 study from the Spanish Agency for Medicine and Health Products. This clinical collaboration with SOLTI, an academic research group dedicated to breast cancer research, was a window of opportunity study in the neoadjuvant setting for breast cancer using pelareorep in combination with F. Hoffmann-La Roche (Roche)'s anti-PD-L1 checkpoint inhibitor, atezolizumab (Tecentriq®). We completed enrollment in 2022. Throughout 2020 and 2021, we published various clinical data which demonstrated most HR+/HER2- early breast cancer patients treated with pelareorep showed an increase in CeLTIL score, a prognostic metric associated with improved overall and progression free survival that is calculated based upon measures of (1) tumor cellularity (a measure of the proportion of cancerous vs. non-cancerous cells in a tumor tissue sample) and (2) the number of infiltrating lymphocytes in a tumor tissue sample. Importantly, the addition of atezolizumab to pelareorep increased both the magnitude of the increase in CeLTIL score and the proportion of patients with a positive CelTIL score thereby achieving the study’s primary endpoint. It was noted that patients treated with pelareorep and atezolizumab reached the primary endpoint of the study with 60% of the patients showing an increase of more than 30% in the CelTIL score. Biomarker data from AWARE-1 further demonstrated that pelareorep treatment reversed immunosuppressive tumor microenvironments, generated and expanded T cell clones, upregulated PD-L1 expression, and promoted CD8+ T cell tumor infiltration into tumors. Many of these effects were even more prominent when pelareorep was combined with atezolizumab demonstrating synergy between the two agents.
In the second quarter of 2022, we presented new clinical biomarker analyses from AWARE-1's first two cohorts at the European Society for Medical Oncology (ESMO) Breast Cancer Meeting, which demonstrated pelareorep's immunotherapeutic effects, synergy with checkpoint inhibition, and potential to improve the outlook for patients with HR+/HER2- breast cancer.

Patients in AWARE-1's first two cohorts were treated with pelareorep and the aromatase inhibitor letrozole without (cohort 1), or with (cohort 2), the PD-L1 checkpoint inhibitor atezolizumab approximately 21 days prior to the surgical resection of their tumors. Key data and conclusions included:
•Gene expression analyses showed 100% of evaluable patients had a Risk of Recurrence Score (ROR-S) classified as "low" at surgery vs. 55% with a "low" ROR-S at baseline
•Pooled analysis of tumors from cohorts 1 and 2 shows a statistically significant 4-fold post-treatment increase in the average expression of caspase 3, which is a marker of apoptotic cell death
•Pooled analysis across cohorts 1 and 2 shows statistically significant increases in markers of T cell activation and no significant changes in markers of T cell exhaustion from baseline to surgery
•Treatment with pelareorep with (cohort 2) or without (cohort1) atezolizumab led to the conversion of tumors from the more aggressive luminal B to the luminal A subtype, which is associated with improved clinical outcomes
◦100% of evaluable cohort 2 tumors were luminal A at surgery (21 days post-treatment) vs. 70% at baseline (pre-treatment)
◦70% of evaluable cohort 1 patients had luminal A tumors at surgery vs. 40% at baseline

Triple-negative breast cancer study combining pelareorep and retifanlimab: IRENE study
In the second quarter of 2022, we continued patient enrollment activities in our investigator-sponsored trial (IST) managed by Rutgers Cancer Institute of New Jersey. This single-arm, open-label, phase 2 trial, known as IRENE, is investigating the use of pelareorep in combination with Incyte Corporation's anti-PD-1 checkpoint inhibitor, retifanlimab, in patients with metastatic triple-negative breast cancer (TNBC). This study plans to enroll 25 patients.

The IRENE study represents an expansion of our lead breast cancer program into a new disease subtype (TNBC). In addition to investigating the safety and efficacy of pelareorep-anti-PD-1 combination treatment in TNBC patients, the study is also evaluating changes in PD-L1 expression and correlations between treatment outcomes and peripheral T cell clonality, a previously identified biomarker of pelareorep response that may enable the success of future pivotal studies by facilitating the patient selection process.

Gastrointestinal cancer program

Collaboration with Roche and AIO-Studien-gGmbH: GOBLET platform study
In 2021, we received approval for our GOBLET study from the German federal agency. This phase 1/2 trial, announced in 2020, is a collaboration with Roche and AIO-Studien-gGmbH, a leading academic cooperative medical oncology group based in Germany. The study is investigating the use of pelareorep, in combination with Roche's anti-PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®), in patients with metastatic pancreatic, metastatic colorectal and advanced anal cancers. The study is being conducted at 14 centers in Germany. The co-primary endpoints of the study are safety and overall response rate at week 16. Key secondary and exploratory endpoints include additional efficacy assessments and evaluation of potential blood-based biomarkers (T cell clonality and CEACAM6). Approximately 55 patients are planned for enrollment across four separate cohorts: pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st-line metastatic pancreatic cancer patients, pelareorep in combination with atezolizumab in 1st-line metastatic colorectal cancer patients that are diagnosed as MSI-high (microsatellite instability), pelareorep in combination with atezolizumab and TAS-102 in 3rd-line metastatic colorectal cancer patients, and pelareorep in combination with atezolizumab in 2nd-line advanced and unresectable anal cancer patients. We received clearance from the Paul Ehrlich Institute (PEI; Germany's medical regulatory body) for full enrollment of the 1st-line metastatic pancreatic cancer and 3rd-line metastatic colorectal cancer cohorts in the first and second quarters of 2022, respectively. As the trial's anal cancer and 1st-line metastatic colorectal cancer cohorts do not include safety run-ins, all of the trial’s four cohorts have been cleared for full enrollment.

Pancreatic cancer cohort achieves success criteria for efficacy
In the second quarter of 2022, the pancreatic cancer cohort met the efficacy expansion criteria for Stage 1 of the trial. Per the study's Simon two-stage design, any cohort meeting a pre-specified efficacy threshold in Stage 1 (defined as achieving a minimum number of objective radiologic responses by week 16) may be expanded to enroll additional patients in an optional Stage 2 study expansion. The data from the phase 1b portion of this cohort was featured in a poster presentation at the European Society for Medical Oncology (ESMO) World Congress on Gastrointestinal Cancer 2022. The data showed a strong efficacy signal as evidenced by all patients achieving a partial response (n = 3).

In the second quarter of 2022, we continued patient screening, enrollment and treatment activities and study start-up activities, including selecting and readying clinical trial sites. In addition, we also began patient sample analysis.

CAR T Preclinical Activities

In the second quarter of 2022, we published preclinical data demonstrating the synergistic anti-cancer activity of pelareorep combined with CAR T cell therapy in solid tumors in Science Translational Medicine in collaboration with researchers at several institutions, including the Mayo Clinic and Duke University. The paper, entitled "Oncolytic virus-mediated expansion of dual-specific CAR T cells improves efficacy against solid tumors in mice", evaluated the persistence and efficacy of pelareorep-loaded CAR T cells ("CAR/Pela therapy") in multiple murine solid tumor models. The effects of combining CAR/Pela therapy with a subsequent intravenous dose of pelareorep ("pelareorep boost") were also investigated. Key data and conclusions from the paper included:
•The persistence and anti-cancer activity of CAR T cells improved drastically when loaded with pelareorep. Compared to either treatment alone, treatment with CAR/Pela therapy led to statistically significant survival benefits in murine skin and brain cancer models.
•CAR/Pela therapy followed by a pelareorep boost led to enhanced efficacy in murine skin and brain cancer models and tumor cures in >80% of treated mice in each model.
•Loading CAR T cells with pelareorep led to improved cancer cell targeting and prevented antigen escape in vivo by generating CAR T cells with dual specificity that target their designed antigen and the native T cell receptor antigen. These results indicate that CAR/Pela therapy may provide longer-lasting therapeutic benefits compared to treatment with CAR T cells alone.

Other Clinical Activities

Relapsed/refractory multiple myeloma study combining pelareorep and bortezomib
In the second quarter of 2022, we featured data from a completed phase 1b trial evaluating the combination of pelareorep and the proteasome inhibitor bortezomib in relapsed/refractory multiple myeloma patients at the AACR Annual Meeting 2022. Results from the trial showed that the combination was well-tolerated and led to prolonged progression-free survival (PFS) of over three years in a subset of patients. These data also demonstrated a clinical response correlating with changes in T cell clonality and post-treatment increases in innate and adaptive immune cells within the tumor microenvironment (TME). Additionally, biomarker analyses showed anti-cancer immune cells clustering more closely around cancer cells containing pelareorep compared to those that did not. Collectively, these results indicate that the sustained clinical benefits observed were driven by pelareorep's recruitment of anti-cancer immune cells into the TME.

Glioblastoma multiforme study combining pelareorep and GM-CSF: ReoGlio study
In the second quarter of 2022, we published long-term survival data from ReoGlio, an investigator-sponsored phase 1b trial evaluating the combination of pelareorep and granulocyte-macrophage colony-stimulating factor (GM-CSF) alongside standard chemoradiotherapy and adjuvant temozolomide for the treatment of glioblastoma multiforme (GBM) at the AACR Annual Meeting 2022. The results showed a substantial and durable efficacy signal in newly diagnosed GBM patients and demonstrated the safety and tolerability of the studied treatment combination in this indication. Key data and conclusions included:
•Evaluable patients treated with pelareorep at the high dose (3x1010 TCID50) had a median overall survival (mOS) of 16.1 months and a 24-month survival rate of 50% (n=6).
•Evaluable patients treated with pelareorep at the low dose (1x1010 TCID50) had an mOS of 12.6 months and a 24-month survival rate of 16.7% (n=6).
•Across both dose levels, mOS was 13.1 months and the 24-month survival rate was 33% (n=12)
•One patient treated at the high dose remains alive at 42 months.
•The studied treatment combination was deemed safe and well-tolerated at both dose levels by a Safety Review Committee that included two independent physicians.

Manufacturing and Process Development

During the second quarter of 2022, we continued distribution and storage activities with the product supply. As well, we continued our activities to maintain clinical and commercial production capabilities to manufacture pelareorep. Ongoing bulk manufacturing and expanded filling capabilities are both part of the planned process validation. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of our submission to regulators, including the FDA, for product approval.

Intellectual Property

At the end of the second quarter of 2022, we had been issued over 242 patents including 24 US and 11 Canadian patents, as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program, including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financing Activity

U.S. "at-the-market" equity distribution
During the six months ended June 30, 2022, we sold 2,774,685 common shares for gross proceeds of US$4,618,704 at an average price of US$1.66. We received, net of commissions of US$138,561, proceeds of US$4,480,143. In total, we incurred share issue costs (including commissions) of $478,564.

Financial Impact

We estimated at the beginning of the second quarter of 2022 that our cash requirements to fund our operations for the year will be between $28 - $33 million. We now expect our cash requirements for the full year 2022 to be between $23 - $25 million. The change is primarily due to activities and spending deferred as a result of the ongoing COVID-19 pandemic and the global political conflict in Ukraine. Our actual cash usage for the six months ended June 30, 2022 was $13,169,334 for operating activities, $47,166 for the acquisition of property and equipment and $182,504 for the payment of office leases. Our net loss for the period was $11,873,330.

Cash Resources

We ended the second quarter of 2022 with cash and cash equivalents totaling $33,689,255 (see “Liquidity and Capital Resources”).

Pelareorep Development for the Remainder of 2022

Our planned 2022 development activity for pelareorep focuses on our clinical development plan along with our manufacturing and intellectual property programs. Our primary 2022 clinical objectives will focus on BRACELET-1 and GOBLET enrollment, and the assessment of our clinical data to help form the nature of our registration strategy, our path to approval and other possible clinical development opportunities. While we are making every effort to maintain the timing of our future milestones, the full impact of the COVID-19 pandemic on these milestones is not known. Patient safety is our foremost concern and we will provide updates as they become known.

Our 2022 manufacturing program includes assessing a process development plan investigating the application of single-use equipment to our drug substance production process. We also expect to fill products and perform the associated analytical testing, carry out process development activities as well as labeling, packaging and shipping of pelareorep to our various clinical sites for ongoing and upcoming activities. These activities are consistent with our planned process validation. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

Second Quarter Results of Operations
(for the three months ended June 30, 2022 and 2021)

Net loss for the three months ended June 30, 2022 was $5,094,809 compared to $7,246,136 for the three months ended June 30, 2021.

Research and Development Expenses (“R&D”)

	2022	2021
Clinical trial expenses	$1,217,713	$1,012,684
Manufacturing and related process development expenses	316,906	434,107
Intellectual property expenses	150,739	94,013
Translational science expenses	30,876	91,482
Personnel-related, share-based compensation and other expenses	1,487,738	1,570,895
Research and development expenses	$3,203,972	$3,203,181

Clinical Trial Expenses

	2022	2021
Clinical trial expenses	$1,217,713	$1,012,684

Our clinical trial expenses for the second quarter of 2022 were $1,217,713 compared to $1,012,684 for the second quarter of 2021. In the second quarter of 2022, costs related to our breast cancer program included our portion (net of Pfizer's contribution) of patient enrollment and treatment activities and data analysis for our BRACELET-1 study. In the second quarter of 2021, costs related to our breast cancer program included direct patient expenses for our AWARE-1 study and our portion (net of Pfizer's contribution) of patient enrollment and treatment for our BRACELET-1 study.

In the second quarter of 2022, in addition to our breast cancer program, we incurred GOBLET trial start-up, patient enrollment and treatment, and patient sample analysis costs. We also incurred other clinical costs related to data management consultants. In the second quarter of 2021, we also incurred trial initiation costs for our GOBLET study and costs related to a quality audit of one of our contract research organizations.

Manufacturing & Related Process Development Expenses (“M&P”)

	2022	2021
Product manufacturing expenses	$190,771	$421,699
Process development expenses	126,135	12,408
Manufacturing and related process development expenses	$316,906	$434,107

Our M&P expenses for the second quarter of 2022 were $316,906 compared to $434,107 for the second quarter of 2021. During the second quarter of 2022, our product manufacturing costs primarily related to shipping and storage costs of our bulk and vialed product. During the second quarter of 2021, our product manufacturing costs primarily related to shipping and storage costs of our bulk and vialed product, as well as sourcing materials required for our planned product fills in the upcoming years.

Our process development expenses for the second quarter of 2022 focused on stability studies and analytical development, which increased compared to the second quarter of 2021.

Intellectual Property Expenses

	2022	2021
Intellectual property expenses	$150,739	$94,013

Our intellectual property expenses were $150,739 for the second quarter of 2022 compared to $94,013 for the second quarter of 2021. The change in intellectual property expenditures mainly reflected the timing of filing costs associated with our patent base. At the end of the second quarter of 2022, we had been issued over 242 patents including 24 US and 11 Canadian patents, as well as issuances in other jurisdictions.

Translational Science Expenses

	2022	2021
Research collaboration expenses	$30,876	$91,482

Our research collaboration expenses were $30,876 for the second quarter of 2022 compared to $91,482 for the second quarter of 2021. Our research collaborations in the second quarters of 2022 and 2021 included studies investigating the interaction of the immune system and pelareorep, including CAR T therapy in 2021.

Personnel-Related, Share-Based Compensation and Other Expenses

	2022	2021
R&D personnel-related expenses	$1,178,318	$967,079
Share-based compensation	277,957	597,345
Other R&D expenses	31,463	6,471
Personnel-related, share-based compensation and other expenses	$1,487,738	$1,570,895

Our personnel-related, share-based compensation and other expenses were $1,487,738 for the second quarter of 2022 compared to $1,570,895 for the second quarter of 2021. The change in R&D personnel-related expenses in the second quarter of 2022 compared to the second quarter of 2021 was primarily due to higher payroll costs.

The change in non-cash share-based compensation in the second quarter of 2022 compared to the second quarter of 2021 was primarily due to a lower number of options granted in the second quarter of 2022 and the impact of normal course graded vesting of options granted in prior periods.

Operating Expenses

	2022	2021
Public company related expenses	$1,852,369	$2,278,722
Office expenses	680,026	643,534
Share-based compensation	212,154	434,897
Depreciation - property and equipment	23,647	75,340
Depreciation - right-of-use assets	73,960	88,493
Operating expenses	$2,842,156	$3,520,986

Our operating expenses for the second quarter of 2022 were $2,842,156 compared to $3,520,986 for the second quarter of 2021. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our Canadian and U.S. stock listings. Our public company related expenses were $1,852,369 for the second quarter of 2022 compared to $2,278,722 for the second quarter of 2021. The change in our public company related expenses was primarily due to lower investor relations activities, partly offset by increased travel expenses with the easing of COVID-19-related restrictions and higher board of director advisory costs.

Office expenses include compensation costs (excluding share-based compensation), rent related to short-term leases and other office-related costs. Our office expenses in the second quarter of 2022 remained consistent with the second quarter of 2021.

The change in non-cash share-based compensation in the second quarter of 2022 compared to the second quarter of 2021 was primarily due to the impact of normal course graded vesting of options granted in prior periods.

Foreign Exchange (Gain) Loss

	2022	2021
Foreign exchange (gain) loss	$(888,074)	$631,352

Our foreign exchange gain was $888,074 for the second quarter of 2022 compared to a loss of $631,352 for the second quarter of 2021. The foreign exchange (gain) loss incurred in the second quarters of 2022 and 2021 was primarily due to unrealized translation (gain) loss on U.S. dollar-denominated cash balances.

Results of Operations
(for the six months ended June 30, 2022 and 2021)

Net loss for the six months ended June 30, 2022 was $11,873,330 compared to $13,680,881 for the six months ended June 30, 2021.

Research and Development Expenses (“R&D”)

	2022	2021
Clinical trial expenses	$2,311,007	$1,778,316
Manufacturing and related process development expenses	1,020,181	812,056
Intellectual property expenses	356,153	371,439
Translational science expenses	140,263	142,684
Personnel-related, share-based compensation and other expenses	3,084,364	2,857,700
Research and development expenses	$6,911,968	$5,962,195

Clinical Trial Program

	2022	2021
Clinical trial expenses	$2,311,007	$1,778,316

Our clinical trial expenses were $2,311,007 for the six months ended June 30, 2022 compared to $1,778,316 for the six months ended June 30, 2021. During the six months ended June 30, 2022, costs related to our breast cancer program included our portion (net of Pfizer's contribution) of patient enrollment and treatment activities and data analysis for our BRACELET-1 study. We also incurred AWARE-1 direct patient and data analysis expenses. During the six months ended June 30, 2021, costs related to our breast cancer program included direct patient expenses as well as patient sample analysis expenses for our AWARE-1 study and our portion (net of Pfizer's contribution) of patient enrollment and treatment for our BRACELET-1 study.

During the six months ended June 30, 2022, in addition to our breast cancer program, we incurred GOBLET trial start-up, patient enrollment and treatment, and patient sample analysis costs. We also incurred other clinical costs related to study data and document management consultants. During the six months ended June 30, 2021, we also incurred trial initiation costs related to our GOBLET study, costs related to our ongoing ISTs, costs related to a quality audit of one of our contract research organizations and data management consulting costs.

We still expect our clinical trial expenses to increase in 2022 compared to 2021. In 2022, we will focus on BRACELET-1 and GOBLET enrollment, and the assessment of our clinical data to help form the nature of our registration strategy, our path to approval and possible other clinical development opportunities.

Manufacturing & Related Process Development (“M&P”)

	2022	2021
Product manufacturing expenses	$707,701	$746,627
Process development expenses	312,480	65,429
Manufacturing and related process development expenses	$1,020,181	$812,056

Our M&P expenses for the six months ended June 30, 2022 were $1,020,181 compared to $812,056 for the six months ended June 30, 2021. During the six months ended June 30, 2022, our product manufacturing costs primarily related to shipping and storage costs of our bulk and vialed product, completion of a product fill and various routine testings. During the six months ended June 30, 2021, our product manufacturing costs primarily related to shipping and storage costs of our bulk and vialed product, sourcing materials required for our planned product fills in the upcoming years as well as drug product release testing related to a product fill completed at the end of 2020.

Our process development expenses for the six months ended June 30, 2022 were $312,480 compared to $65,429 for the six months ended June 30, 2021. During the six months ended June 30, 2022 and June 30, 2021, our process development activities focused on analytical development and stability studies.

We still expect our M&P expenses to increase in 2022 compared to 2021. In 2022, we intend to assess a process development plan investigating the application of single-use equipment to our drug substance production process. We also expect to fill products and perform the associated analytical testing, carry out process development activities, as well as labeling, packaging and shipping of pelareorep to our various clinical sites for ongoing and upcoming activities. These activities are consistent with our planned process validation.

Intellectual Property Expenses

	2022	2021
Intellectual property expenses	$356,153	$371,439

Our intellectual property expenses for the six months ended June 30, 2022 of $356,153 remained consistent with $371,439 for the six months ended June 30, 2021. At June 30, 2022, we had been issued over 242 patents including 24 U.S. and 11 Canadian patents, as well as issuances in other jurisdictions.

We still expect our intellectual property expenses to remain consistent in 2022 compared to 2021.

Translational Science Expenses

	2022	2021
Translational science expenses	$140,263	$142,684

Our translational science expenses for the six months ended June 30, 2022 of $140,263 remained consistent with $142,684 for the six months ended June 30, 2021. During the six months ended June 30, 2022 and 2021, our translational science expenses included studies investigating the interaction of the immune system and pelareorep, including bispecific antibodies and CAR T therapy.

We now expect that our translational science expenses in 2022 will decrease compared to 2021. We expect to complete our ongoing activities carried over from 2021 and will continue to be selective in the types of new programs we enter into in 2022.

Personnel-Related, Share-Based Compensation and Other Expenses

	2022	2021
R&D personnel-related expenses	$2,404,661	$1,885,259
Share-based compensation	637,273	958,948
Other R&D expenses	42,430	13,493
Personnel-related, share-based compensation and other expenses	$3,084,364	$2,857,700

Our personnel-related, share-based compensation and other expenses for the six months ended June 30, 2022 were $3,084,364 compared to $2,857,700 for the six months ended June 30, 2021. The change in R&D personnel-related expenses for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 was primarily due to higher payroll costs.

The change in non-cash share-based compensation for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 was primarily due to a lower number of options granted in 2022 and the impact of normal course graded vesting of options granted in prior periods.

We still expect our personnel-related, share-based compensation and other expenses in 2022 to increase compared to 2021.

Operating Expenses

	2022	2021
Public company related expenses	$3,416,499	$4,365,873
Office expenses	1,340,757	1,295,066
Share-based compensation	491,819	731,370
Depreciation - property and equipment	47,599	95,890
Depreciation - right-of-use assets	147,572	174,677
Operating expenses	$5,444,246	$6,662,876

Our operating expenses for the six months ended June 30, 2022 were $5,444,246 compared to $6,662,876 for the six months ended June 30, 2021. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our Canadian and U.S. stock listings. During the six months ended June 30, 2022, our public company related expenses were $3,416,499 compared to $4,365,873 for the six months ended June 30, 2021. The change in our public company related expenses was primarily due to lower investor relations activities, partly offset by increased travel expenses with the easing of COVID-19-related restrictions and higher board of director advisory costs.

Office expenses include compensation costs (excluding share-based compensation), rent related to short-term leases and other office-related costs. During the six months ended June 30, 2022, our office expenses of $1,340,757 remained consistent with $1,295,066 for the six months ended June 30, 2021.

The change in non-cash share-based compensation for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 was primarily due to a lower number of options granted in 2022 and the impact of normal course graded vesting of options and share awards granted in prior periods.

We now expect our operating expenses in 2022 to decrease compared to 2021.

Foreign Exchange (Gain) Loss

	2022	2021
Foreign exchange (gain) loss	$(413,954)	$1,021,906

Our foreign exchange gain for the six months ended June 30, 2022 was $413,954 compared to a loss of $1,021,906 for the six months ended June 30, 2021. The foreign exchange (gain) loss in the six months ended June 30, 2022 and 2021 was primarily due to unrealized translation (gain) loss on U.S. dollar-denominated cash balances.

Commitments

As at June 30, 2022, we were committed to payments totaling approximately $17,683,381 for activities mainly related to our clinical trial, manufacturing and translational science programs which are expected to occur over the next three years.

Leases
Our portfolio of leases consists of office spaces with initial lease terms generally between 3 to 6 years. We currently do not have leases with residual value guarantees or leases not yet commenced to which we are committed. We have variable lease payments related to office space lease operating costs that are not material. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate as rates implicit in the leases were not readily determinable.

Our total undiscounted lease liability as at June 30, 2022 is as follows:

June 30, 2022
Less than one year	$386,669
One to five years	244,077
More than five years	—
Total undiscounted lease liability	$630,746

Summary of Quarterly Results
(in thousands, except per share data)

	2022		2021				2020
	June	March	Dec.	Sept.	June	March	Dec.	Sept.
Revenue	—	—	—	—	—	—	—	—
Net loss(1)(2)	(5,095)	(6,779)	(7,751)	(4,872)	(7,246)	(6,435)	(9,329)	(6,749)
Basic and diluted loss per common share(1)(2)	$(0.09)	$(0.12)	$(0.14)	$(0.09)	$(0.13)	$(0.13)	$(0.21)	$(0.16)
Total assets(3)	40,239	44,446	45,880	52,593	56,309	54,180	34,346	31,242
Total cash and cash equivalents(3)	33,689	39,483	41,262	48,087	50,799	50,362	31,220	26,711
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)Included in consolidated net loss and loss per common share are non-cash change in fair value of warrant derivative gain (loss) of $39,005, $(13,019), $49,522, $52,216, $80,159, $(164,780), $(213,168), and $60,264, respectively.
(2)Included in net loss and loss per common share are quarterly share-based compensation of $490,111, $638,981, $1,128,663, $1,006,920, $1,032,242, $658,076, $1,704,453, and $201,076, respectively.
(3)We issued 2,823,578 common shares for net cash proceeds of $5.4 million in 2022 (2021 - 8,876,809 common shares for net cash proceeds of $33.4 million).
(4)We have not declared or paid any dividends since incorporation.

Liquidity and Capital Resources

2022 Financing Activities

U.S. "at-the-market" equity distribution
During the six months ended June 30, 2022, we sold 2,774,685 common shares for gross proceeds of US$4,618,704 at an average price of US$1.66. We received, net of commissions of US$138,561, proceeds of US$4,480,143. In total, we incurred share issue costs (including commissions) of $478,564.

2021 Financing Activities

U.S. "at-the-market" equity distribution agreement
During the six months ended June 30, 2021, we sold 8,401,029 common shares for gross proceeds of US$27,158,080 at an average price of US$3.23. We received, net of commissions of US$814,743, proceeds of US$26,343,337. In total, we incurred share issue costs (including commissions) of $1,237,848.

Warrant exercise
During the six months ended June 30, 2021, 201,722 warrants in connection with our August 2019 underwritten public offering were exercised for gross proceeds of US$181,550.

Liquidity

As at June 30, 2022 and December 31, 2021, we had cash and cash equivalents and working capital ratios as follows:

	June 30, 2022	December 31, 2021
Cash and cash equivalents	$33,689,255	$41,262,044
Working capital ratio	15.49	16.69

We define working capital ratio as current assets divided by current liabilities, as presented on our unaudited condensed interim consolidated statement of financial position. The change in our cash and cash equivalent reflects the cash usage from our operating activities of $13.2 million and the cash provided by our financing activities of $5.2 million for the six months ended June 30, 2022. We do not have any debt other than accounts payable and accrued liabilities and lease liabilities. We also have commitments and contingent obligations relating to the completion of our research and development of pelareorep.

We desire to maintain adequate cash reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To do so, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

As we are a development-stage biopharmaceutical company, we have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, and unless, pelareorep becomes commercially viable. To date, we have funded our operations mainly through the issue of additional capital via public and private offerings and through the exercise of warrants and stock options. For the six months ended June 30, 2022, we were able to raise funds through our U.S. ATM.

We have no assurances that we will be able to raise additional funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements. On June 16, 2022, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150 million of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the U.S. or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents, or other intermediaries, and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until July 16, 2024.

Our Base Shelf allowed us to enter into our US$65 million ATM equity offering sales agreement in June 2022 (see Note 5 of our condensed interim consolidated financial statements). We will use this equity arrangement to assist us in achieving our capital objective. This arrangement provides us with the opportunity to raise capital and better manage our cash resources.

We anticipate that the expected cash usage from our operations for the full year 2022 will be approximately $23 - $25 million. We continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources as we expect to fund our expenditure requirements and commitments with existing working capital. Additional activities continue to be subject to adequate resources, and we believe we will have sufficient cash resources and access to additional cash resources through our equity arrangement to fund our presently planned operations for at least the next twelve months. Factors that will affect our anticipated cash usage in 2022, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2022.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, other receivables, accounts payable and accrued liabilities, and warrant derivative. As at June 30, 2022, the carrying amount of our cash and cash equivalents, other receivables, and accounts payable and accrued liabilities approximated their fair value. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at June 30, 2022, the fair value of our warrant derivative was $31,356 (December 31, 2021 - $56,017). We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Company's common share historical volatility less an estimated market participant risk adjustment. The risk-free interest rate is based on U.S. Department of Treasury benchmark treasury yield rates with an approximate equivalent remaining term in effect at the time of valuation and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and other receivables from Pfizer in connection with the BRACELET-1 study (see Note 8 of our condensed interim consolidated financial statements) in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and other receivables.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar as a portion of our financial assets and liabilities are denominated in such currency. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss in 2022 by approximately $256,000.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.
Significant balances in foreign currencies at June 30, 2022 are as follows:

US dollars
Cash and cash equivalents	$24,828,157
Accounts payable and accrued liabilities	(844,588)
$23,983,569

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 9 of our condensed interim consolidated financial statements. Accounts payable and accrued liabilities are all due within the current operating period.

Other MD&A Requirements

We have 58,459,036 common shares outstanding at August 10, 2022. If all of our options, restricted share units and performance share units (5,231,231), and common share purchase warrants with a US$0.90 exercise price (64,035), were exercised or were to vest, we would have 63,754,302 common shares outstanding.

Our 2021 annual report on Form 20-F is available on www.sedar.com and www.sec.gov/edgar.shtml.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. There were no changes in our DC&P during the interim period ended June 30, 2022 that materially affected, or are reasonably likely to materially affect, our DC&P.

Internal Controls over Financial Reporting

The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for designing internal controls over financial reporting (“ICFR”) or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The CEO and CFO have designed, or caused to be designed under their supervision, ICFR to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's CEO and CFO by others; and (ii) information required to be disclosed by the Company in its reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) 2013 framework provides the basis for management’s design of internal controls over financial reporting. There were no changes in our ICFR during the interim period ended June 30, 2022 that materially affected or are reasonably likely to materially affect, our ICFR.

Management, including the CEO and CFO, does not expect that our internal controls and procedures over financial reporting will prevent all errors and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.